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                                MFS SERIES TRUST X
               500 Boylston Street, Boston, Massachusetts  02116-3741
                                Phone 617-954-5000

                                                         May 17, 2005


VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549


       RE: REQUEST FOR WITHDRAWAL OF POST-EFFECTIVE AMENDMENT NO.55 TO
           REGISTRATION STATEMENT ON FORM N-1A FOR MFS BOND DIVERSIFICATION FUND, A SERIES OF TRUST X
           FILE NO. 33-1657, 811-4492; ACCESSION NO. 0001047469-05-006333
           --------------------------------------------------------------

Ladies and Gentlemen:

    Pursuant to Rule 477 under the Securities Act of 1933, the MFS Series Trust X ("Registrant"), on behalf of MFS Bond Diversification Fund, a series of the Registrant (the "Fund"), respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the above captioned Post-Effective Amendment No. 55 to the Registration Statement (File No. 33-1657) filed with the Commission at 13:21 PM on March 14, 2005 (the "Registration Statement").

    This request for withdrawal is being made because the Fund will not be launched at this time. The Registration Statement has not yet been declared effective and no securities were sold in connection with the Registration Statement.

    Registrant respectfully submits that a withdrawal of the Post-Effective Amendment No. 55 to the Registration Statement is consistent with the public interest and the protection of investors in light of the circumstances described above. Any questions regarding this matter may be directed to Chris Bohane at 617-954-5822 or the undersigned at 617-954-5047.


                                          Sincerely,

                                          JAMES F. DESMARAIS
                                          James F. Desmarais
                                          Assistant Secretary



   cc:   A. D'Angelo
         E. Reza (Ropes & Gray)